FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 1, 2008
Commission File Number: 001-33670
SEANERGY MARITIME CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Effective December 1, 2008, the audit committee of Seanergy Maritime Corp. (the “Company”) dismissed the Company’s principal accountant, Weinberg & Company, P.A. (“Weinberg”).
     The termination of Weinberg is not a result of any disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Weinberg’s report on the Company’s financial statements for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. Weinberg has provided the Company with a letter addressed to the Securities and Exchange Commission confirming it agrees with the disclosure in this report on Form 6-K. A copy of such letter is filed herewith as Exhibit 99.1.
     Further to the Company’s transfer of its accounting functions to Greece, the Company will be appointing auditors based in Greece. The audit committee has selected the new auditors and their appointment will be subject to the completion of the new auditor’s client acceptance procedures.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Corp.
Dated: December 9, 2008
	By:	/s/ Dale Ploughman
Dale Ploughman
Chief Executive Officer

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